SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)
PENSON WORLDWIDE, INC.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
709600 10 0

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)

CUSIP No.	709600 10 0	Page	2	of	4

1	NAMES OF REPORTING PERSONS Joseph Kelly Gray

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		30,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,539,242

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,000

WITH:	8	SHARED DISPOSITIVE POWER

		1,539,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,569,242

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b)

AMENDMENT NO. 1 TO SCHEDULE 13G
     This Amendment No. 1 to Schedule 13G (the “Amendment”) is being filed with the Securities and Exchange Commission as an amendment to that certain Schedule 13G filed on February 13, 2007 (the “13G”) on behalf of J. Kelly Gray. This Amendment relates to the Common Stock, $0.01 par value per share (the “Common Shares”), of Penson Worldwide, Inc., a Delaware corporation, owned by Mr. Gray through options exercisable within 60 days and through the Gray Family 1999 Investment Trust (the “Trust”), for which Mr. Gray serves as trustee, KG Asset Management Ltd. (“KG”), for which Mr. Gray serves as President of its general partner, KG Asset Management GP LLC (“KG GP”), and Service Lloyds Insurance Company (“Service Lloyds”), for which he serves as Chairman, President and Chief Executive Officer.
Item 4 of the 13G is hereby amended and restated to read as follows.
Item 4 Ownership.
(a)	Mr. Gray beneficially owns 1,569,242 Common Shares.

(b)	Mr. Gray is the beneficial owner of 6.1% of the outstanding Common Shares.

(c)	Mr. Gray has the sole right to vote and dispose of the 30,000 Common Shares relating to his options that are exercisable within the next 60 days and the shared right to vote and dispose of 1,569,242 Common Shares as trustee of the Trust, President of KG GP and Chairman, President and Chief Executive Officer of Service Lloyds.
The filing of this Amendment shall not be construed as an admission that Mr. Gray is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 752,711 Common Shares owned by the Trust and Service Lloyds. Pursuant to Rule 13d-4, Mr. Gray disclaims all such beneficial ownership except to the extent of his pecuniary interest.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2008

/s/ JOSEPH KELLY GRAY
Joseph Kelly Gray

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